UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Alon Dumanis
Docor International B.V
Lange Houtstraat 2
2511 CW, The Hague, The Netherlands
+31-70-331-2283
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box Œ

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112
1	NAME OF REPORTING PERSON: Docor International B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 658,139.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 658,139.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 658,139.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%*
14	TYPE OF REPORTING PERSON: CO
________________
*See Item 5.

CUSIP No. M2361E 112
1	NAME OF REPORTING PERSON: Crecor B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 658,139.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 658,139.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 658,139.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%*
14	TYPE OF REPORTING PERSON: CO
________________
*See Item 5.

CUSIP No. M2361E 112
1	NAME OF REPORTING PERSON: Alon Dumanis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 658,139.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 658,139.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 658,139.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.                  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive office is located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 2.                 Identity and Background

(a)-(c), (f)

This Statement is filed by each of (i) Docor International B.V., (ii) Crecor B.V. (the foregoing entities together, the “Reporting Entities”); and (iii) Alon Dumanis (the “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).  The address of the principal office of each of the Reporting Entities is Lange Houtstraat 2, 2511 CW, The Hague, The Netherlands. The business address of the Reporting Individual is Toyota Tower, 14th Floor, 65 Yigal Alon Street, Tel Aviv 6744316, Israel.  Attached hereto as Exhibit 2 is information required by this Item 2 with respect to the executive officers and directors of each of the Reporting Entities.

Docor International B.V., a company organized under the laws of the Netherlands, is a wholly-owned subsidiary of Crecor B.V., a company organized under the laws of the Netherlands, which is a wholly-owned subsidiary of the Van Leer Group Foundation, a charitable foundation.  The Reporting Entities were formed by the Van Leer Group Foundation to promote and participate in commercial activities in Israel.

Dr. Alon Dumanis, a citizen of the State of Israel, serves as the chief executive officer of Crecor B.V. and as the chief executive officer and a director of each of Docor International B.V. and Docor International Management Ltd., an Israeli company wholly-owned by Docor International B.V.  Dr. Dumanis, in his capacity as Chief Executive Officer of Crecor B.V., is responsible for the investments of Crecor B.V. and as such, may be deemed to be the beneficial owner of, and to possess the power to vote and dispose of, the Ordinary Shares of the Issuer held directly by Docor International B.V.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

On February 18, 2015, the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission (File No. 333-201250) in connection with its initial public offering (the “IPO”) of 2,000,000 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, at a price of $6.00 per unit, was declared effective.  The Series A Warrants have an exercise price of $7.50 per share, will be exercisable commencing 45 days after February 18, 2015 and will expire on February 18, 2020.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.  The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 18, 2022.  The Long Term Incentive Warrants are not exercisable within 60 days of the date of this Statement.  The IPO was consummated on February 24, 2015.  Docor International B.V. acquired 41,666 units in the IPO, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, for an aggregate purchase price of $250,000, all of which amount was paid from its working capital.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants, for a total of 62,499 Long Term Incentive Warrants.

Simultaneous with the closing of the IPO, the Issuer consummated a private placement (the “Private Placement”) of 2,000,000 units, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, at $6.00 per unit.  The Series A Warrants have an exercise price of $7.50 per share, will be exercisable commencing 45 days after February 18, 2015 and will expire on February 18, 2020. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants.  The Long Term Incentive Warrants have an exercise price of $6.90 per share and will expire on February 18, 2022.  The Long Term Incentive Warrants are not exercisable within 60 days of the date of this Statement.  Docor International B.V. acquired 83,333 units in the Private Placement, each unit consisting of one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, for an aggregate purchase price of $500,000, all of which amount was paid from its working capital.  Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants, for a total of 124,999.5 Long Term Incentive Warrants.

On March 18, 2015, each unit issued in the IPO and Private Placement automatically separated into one Ordinary Share and one-half of a Series A Warrant to purchase one Ordinary Share, and the units ceased to exist.

Immediately prior to the consummation of the IPO, Docor International B.V. exercised warrants to purchase an aggregate of 32,005 Ordinary Shares, for no consideration.

Item 4.                 Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.                 Interest in Securities of the Issuer.

(a), (b),  See lines 7-10 of the cover sheets which are incorporated by reference herein.

(a) As of March 24, 2015, the Reporting Persons are the beneficial owners of an aggregate 628,021.5 Ordinary Shares of the Issuer, representing approximately 6.2% of the outstanding Ordinary Shares, of which:

 (1)  658,139.5 Ordinary Shares are beneficially owned by Docor International B.V., representing approximately 6.2% of the outstanding Ordinary Shares, comprised of: (i) 484,871.00 outstanding Ordinary Shares (of which 124,999 Ordinary Shares were previously underlying the units acquired in the IPO and Private Placement prior to the separation of the units); (ii) 110,769 Ordinary Shares subject to warrants that are currently exercisable; (iii) 62,499.5 Ordinary Shares issuable upon exercise of the Series A Warrants previously underlying the units acquired in the IPO and Private Placement, which are exercisable within 60 days of this Statement.

 (2)  Each of Crecor B.V. and Alon Dumanis may be deemed to be the beneficial owner of the aggregate 628,021.5 Ordinary Shares beneficially owned by Docor International B.V., representing approximately 6.2% of the outstanding Ordinary Shares.  Alon Dumanis disclaims beneficial ownership, and this Statement shall not be construed as an admission by him that he is the beneficial owner, of the Ordinary Shares covered by this Statement.

 The foregoing percentages are based on 10,403,734 Ordinary Shares that the Issuer advised were issued and outstanding as of March 24, 2015.

(b)  The Reporting Persons share the power to vote or direct the vote and dispose or to direct the disposition of the 628,021.5 Ordinary Shares of the Issuer beneficially held by the Reporting Persons.

(c)  The Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)  Not applicable.

Item 6.                 Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Prior to the IPO, Docor International B.V. entered into a lock-up agreement, in the form of the agreement attached to this Statement as Exhibit 3.  Pursuant to such lock-up agreement, Docor International B.V. agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of the Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days after February 18, 2015 without the prior written consent of Chardan Capital Markets, LLC.

Item 6.                 Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	List of executive officers and directors of the Reporting Entities.

Exhibit 3
Form of Lock-up Agreement (filed as Exhibit II to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on February 17, 2015, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2015

Docor International B.V.

By: /s/ Alon Dumanis
Name: Alon Dumanis
Title: Director

Crecor B.V.

By: /s/ Alon Dumanis
Name: Alon Dumanis
Title: Chief Executive Officer

By: /s/ Alon Dumanis
ALON DUMANIS